SCHEDULE 13D
  				(Amendment No. 12)
            Under the Securities Exchange Act of 1934

                     Landmark Land Company, Inc.
                        (Name of Issuer)

                  Common Stock, $0.50 par value
                   (Title of class of securities)

                            515062107
                         (CUSIP Number)

                       David Klafter, Esq.
               Gotham Partners Management Co., L.L.C.
                110 East 42nd Street - 18th Floor
                    New York, New York 10017
                         (212) 286-0300
   (Name, address and telephone number of person authorized to receive notices and communications)

                        July 30, 2002
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 515062107                               Page 2 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [X]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            2,763,214

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH
                9   SOLE DISPOSITIVE POWER
  REPORTING          2,763,214
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     100,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,863,214

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    35.78%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 515062107                               Page 3 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Karenina Properties, LLC

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [X]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,242,070

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        100,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,242,070
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,342,070

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    16.77%

     14        TYPE OF REPORTING PERSON*
                    OO

SCHEDULE 13D

CUSIP No. 515062107                                  Page 4 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [X]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            58,427

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH
                9   SOLE DISPOSITIVE POWER
  REPORTING          58,427
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     58,427

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .73%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 515062107                                  Page 5 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [X]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            104,112

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH
                9   SOLE DISPOSITIVE POWER
  REPORTING          104,112
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     104,112

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.30%

     14        TYPE OF REPORTING PERSON*
                     OO;IA

SCHEDULE 13D

CUSIP No. 515062107                                  Page 6 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings II, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [X]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            347,873

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH
                9   SOLE DISPOSITIVE POWER
  REPORTING          347,873
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     347,873

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     4.35%

     14        TYPE OF REPORTING PERSON*
                     OO;IA

SCHEDULE 13D

CUSIP No. 515062107                                  Page 7 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings III, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [X]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            11,644

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH
                9   SOLE DISPOSITIVE POWER
  REPORTING          11,644
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     11,644

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .15%

     14        TYPE OF REPORTING PERSON*
                     OO;IA

SCHEDULE 13D

CUSIP No. 515062107                                  Page 8 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [X]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            359,517

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH
                9   SOLE DISPOSITIVE POWER
  REPORTING          359,517
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     359,517

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     4.49%

     14        TYPE OF REPORTING PERSON*
                     OO;IA

                                                     Page 9 of 10 Pages

This Amendment No. 12 (the "Amendment") amends and supplements on Schedule 13D, as previously amended (the "Prior Statement") and filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), Gotham Partners III, L.P., a New York limited partnership ("Gotham III"), Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors") with respect to holdings of Gotham Partners International, Ltd., a Cayman exempted company ("Gotham International"), Gotham Holdings II, L.L.C., a Delaware limited liability company ("Holdings II"), Gotham Holdings III, L.L.C., a Delaware limited liability company ("Holdings III") and Gotham Holdings Management, L.L.C., a Delaware limited liability company ("Gotham Management") and Karenina Properties, LLC ("Karenina Properties" together with Holdings II, Holdings III, Gotham Management, Gotham, Gotham III and Gotham Advisors, the "Reporting Persons"), relating to the beneficial ownership of shares of common stock, $0.05 par value, of Landmark Land Company, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Prior Statement.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Prior Statement.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

	On July 30, 2002, the Company and the Reporting Persons entered into a Purchase Agreement under which the Reporting Persons will sell their shares to the Company for a purchase price of $1.00 per share subject to certain contingencies.

Item  7.  Material to be filed as Exhibits

99.3 Purchase Agreement dated July 30, 2002 between the Company and the Reporting Persons

                                                   Page 10 of 10 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 5, 2002

                GOTHAM PARTNERS, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: Karenina Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ William A. Ackman
                          William A. Ackman
                          President

		   KARENINA PROPERTIES, LLC


                By: /s/ William A. Ackman
                      William A. Ackman
                      Manager


               GOTHAM PARTNERS III, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: Karenina Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ William A. Ackman
                          William A. Ackman
                          President


               GOTHAM INTERNATIONAL ADVISORS, L.L.C.


    By: /s/ William A. Ackman
                          William A. Ackman
                          Senior Managing Member


   GOTHAM HOLDINGS II, L.L.C.

By:   Gotham Holdings Management, L.L.C.,
                         the Manager



    By: /s/ William A. Ackman
                          William A. Ackman
                          Senior Managing Member

   GOTHAM HOLDINGS III, L.L.C.

By:   Gotham Holdings Management, L.L.C.,
              the Manager


    By: /s/ William A. Ackman
                          William A. Ackman
                          Senior Managing Member

PURCHASE AGREEMENT


	THIS PURCHASE AGREEMENT (this "Agreement"), dated as of July 30, 2002, is by and among LANDMARK LAND COMPANY, INC. (the "Company"), on the one hand, and GOTHAM PARTNERS, L.P., GOTHAM PARTNERS III, L.P., GOTHAM PARTNERS INTERNATIONAL, LTD., GOTHAM HOLDINGS II, L.L.C., GOTHAM HOLDINGS III, L.L.C. and KARENINA PROPERTIES, L.L.C. (each of GOTHAM PARTNERS, L.P., GOTHAM PARTNERS III, L.P., GOTHAM PARTNERS INTERNATIONAL, LTD., GOTHAM HOLDINGS II, L.L.C., GOTHAM HOLDINGS III, L.L.C. and KARENINA PROPERTIES, L.L.C., a
"Gotham Party" and collectively, the "Gotham Parties"), on the other hand.

RECITALS

	WHEREAS, Gotham Partners, L.P. is the legal owner of 1,666,396 shares of the common stock, par value $0.05 per share, of the Company (the "Common Stock"), Gotham Partners III, L.P. is the legal owner of 59,287 shares of the Common Stock, Gotham Partners International, Ltd. is the legal owner of 94,785 shares of the Common Stock, Gotham Holdings II, L.L.C. is the legal owner of 210,917 shares of the Common Stock, Gotham Holdings III, L.L.C. is the legal owner of 11,815 shares of the Common Stock and Karenina Properties, L.L.C. is the legal owner of 1,242,070 shares of the Common Stock.

	WHEREAS, the Company and Gotham Parties have determined that the interests of the Company and its shareholders would best be served by the Company's purchase of the Common Stock from the Gotham Parties.

	NOW THEREFORE, in consideration of the covenants and conditions set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
SALE AND PURCHASE OF SHARES
--------------------------------------------------

	Section 1.01 Transfer of Shares. Subject to the terms and conditions of this Agreement, at the closing referred to in Section 2.1 (the "Closing"), the Gotham Parties shall sell, assign, transfer, convey and deliver to the Company, and the Company shall purchase, acquire and accept from the Gotham Parties, 3,285,270 shares of Common Stock (the "Shares"), free and clear of all Encumbrances.

	Section 1.02 Purchase Price. The purchase price per Share (the "Purchase Price") shall be $1.00. The Purchase Price shall be paid by the Company at the Closing by wire transfer of immediately available funds to accounts designated in writing by the Gotham Parties. In the event the Company voluntarily purchases Common Stock for a purchase price in excess of $1.00 per share during the period commencing on the Closing and ending one year thereafter (a "MFN Purchase"), the Company shall be obligated to pay the Gotham Parties a sum equal to 3,285,270 times the per share purchase price in excess of $1.00 paid by the Company in the MFN Purchase. In the event that more than one MFN Purchase is closed, the payment obligation to the Gotham Parties shall be calculated based upon the highest per share price in a MFN Purchase. Notwithstanding the above, the following shall not be deemed Most Favored Nation Purchases: (i) purchase(s) of Common Stock by the Company made pursuant to court order, governmental requirement or similar involuntary action, (ii) purchase(s) of Common Stock by the Company not exceeding an aggregate of 160,000 shares during said annual period, and (iii) transactions in which all remaining shareholders of Landmark receive or are offered shares or other non-cash consideration in exchange for Common Stock, such exchange being made or offered on the same basis for all shareholders. In the event of a split or reverse split of Common Stock during the one-year period after Closing, appropriate adjustments shall be made in the definition of, and payment obligations of the Company under, a MFN Purchase.

ARTICLE II
CLOSING
-----------------

	Section 2.01 Date of Closing. The Closing shall take place and may be effected through delivery of documents on the date which is ten (10) days from and after the Contingency Satisfaction Date. The date on which the Closing is held is referred to in this Agreement as the "Closing Date". At the Closing, the parties shall execute and deliver the documents referred to in Section 2.02 and 2.03.

	Section 2.02 Documents to Be Delivered by the Gotham Parties. At the Closing, the Gotham Parties shall deliver, or cause to be delivered, to the Company the following:

		(a)	the certificate(s) evidencing the Shares, duly endorsed so
as to vest title to the Shares in the Company.

		(b)	any other assignments or other instruments of transfer
which may be necessary or appropriate to effectuate the terms, provisions and intentions of the parties hereunder.

	Section 2.03 Documents to Be Delivered by the Company. At the Closing, the Company shall deliver to the Gotham Parties the following:

		(a)	payment and evidence of the wire transfer referred to in
Section 1.02.

ARTICLE III
CONTINGENCIES
-------------------------

	3.01	This Agreement and the rights and obligations of the parties hereunder are contingent upon the satisfaction of the following conditions on or prior to sixty (60) days from and after the date of this Agreement:

		(a)	The Company shall have received from Christenberry Collet &
Co., or other investment banking concern reasonably acceptable to Company, an opinion reasonably acceptable to the Company that the price to be paid by the
Company for the Shares is fair and in the best interests of the Company, and

		(b)	The Company shall have resolved or settled, to the
reasonable satisfaction of the Company, all outstanding claims of current and former members of the Board of Directors of the Company (collectively, the "Indemnitees") against the Company for indemnification of costs and expenses incurred by the Indemnitees in suits, actions or proceedings previously filed against the Indemnitees by reason of the fact that the Indemnitees were directors and/or officers of the Company or of its current or former subsidiaries.

In the event each of the aforesaid conditions are not satisfied or waived by the Company on or before the Contingency Satisfaction Date, this Agreement shall be deemed terminated and neither party shall have any further rights or obligations hereunder.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE GOTHAM PARTIES
-----------------------------------------------------------------------------
----------------------

	The Gotham Parties jointly and severally represent and warrant to the Company that:

	Section 4.01 Legal Power; Organization; Qualification. Each Gotham Party has been duly organized, and is validly existing and in good standing, under the laws of its jurisdiction of formation, has all requisite power and authority to execute and deliver this Agreement and to consummate the Transactions, and has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Agreement.

	Section 4.02 Authorization of Agreement. This Agreement has been duly executed and delivered by each Gotham Party and, assuming due and valid authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of each Gotham Party, enforceable against such Gotham Party in accordance with its terms, except
(i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors' rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

	Section 4.03 No Conflicts. Neither the execution and delivery of this Agreement nor the consummation by any Gotham Party of any of the Transactions will result in a violation of, or a default under, or conflict with, or require any consent, approval or notice under, any governing or constitutional document, contract, trust, commitment, agreement, obligation, understanding, arrangement or restriction of any kind to which any Gotham
Party is a party or by which any Gotham Party is bound or to which the Shares are subject. Consummation by each Gotham Party of the Transactions will not violate, or require any consent, approval or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to any Gotham Party or the Shares.

	Section 4.04 Ownership of Shares. Gotham Partners, L.P. is the legal owner of 1,666,396 shares Common Stock, Gotham Partners III, L.P. is the legal owner of 59,287 shares of the Common Stock, Gotham Partners International, Ltd. is the legal owner of 94,785 shares of the Common Stock, Gotham Holdings II, L.L.C. is the legal owner of 210,917 shares of the Common Stock, Gotham Holdings III, L.L.C. is the legal owner of 11,815 shares of the Common Stock and Karenina Properties, L.L.C. is the legal owner of 1,242,070 shares of the Common Stock, in each case free and clear of any Encumbrances. Such shares are all of the shares of Common Stock beneficially owned by any of the Gotham Parties. At the Closing, Gotham Parties will transfer and deliver to the Company good and marketable title to all the Shares, free and clear of any Encumbrances.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
-----------------------------------------------------------------------------
----------

	The Company represents and warrants to the Gotham Parties as follows:

	Section 5.01 Legal Power; Organization; Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, and has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Agreement.

	Section 5.02 Authorization of Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each of the Gotham Parties, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors' rights generally, and (ii) the availability of the remedy of specific performance or injunction or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

	Section 5.03 No Conflicts. Neither the execution and delivery of this Agreement nor the consummation by the Company of any of the Transactions will result in a violation of, or a default under, or conflict with, or require any consent, approval or notice under, any governing or constitutional document, contract, trust, commitment, agreement, obligation, understanding, arrangement or restriction of any kind to which the Company is a party or by which the company is bound. Consummation by the Company of the Transactions will not violate or require any consent, approval or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Company.

ARTICLE VI
MISCELLANEOUS
--------------------------

	Section 6.01 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof, and supersedes any and all prior agreements or understandings among the parties arising out of or relating to the subject matter hereof. This Agreement may only be changed by written agreement executed by the parties.

	Section 6.02 Governing Law. This Agreement and all disputes hereunder shall be governed by the laws of the State of Maryland, without giving effect to the conflicts of law principles thereof.

	Section 6.03 Equitable Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

	Section 6.04 Expenses. Each party shall pay its own costs incident to the negotiation, preparation, performance, and execution of this Agreement, and all fees and expenses of its or his counsel, accountants, and other consultants, advisors and representatives for all activities of such persons undertaken in connection with the negotiation, preparation, performance and execution of this Agreement. In the event of a dispute regarding the performance of this Agreement, the non-prevailing party shall reimburse the prevailing party the amount the prevailing party's reasonable attorneys' fees, costs and expenses, in addition to any other relief to which the prevailing party may be entitled.

	Section 6.05 Further Assurances. At any time or from time to time after the Closing, the Gotham Parties shall execute and deliver to the Company such other documents and instruments, provide such materials and information and take such other actions as the Company may reasonably request to vest title to the Shares more effectively in the Company.

	Section 6.06 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Copies of executed counterparts transmitted by telecopy or other electronic transmission service shall be considered original executed counterparts, provided receipt of such counterparts is confirmed.

	Section 6.07 Time is of the Essence. The parties hereto agree and acknowledge that time is of the essence in the performance of this Agreement.

	Section 6.08 No Assignments. No party hereto may assign any of its respective rights or delegate any of its respective obligations under this Agreement without the prior written consent of the other parties hereto.

	Section 6.9 Consent to Jurisdiction of Service of Process; Venue. Each party hereto hereby irrevocably and unconditionally (i) consents to the submission to the exclusive jurisdiction of the courts of the State of Maryland and of the United States of America, for any action, claim, complaint, investigation, petition, suit or other proceeding, whether civil or criminal, in law or equity, or by or before any governmental authority ("Actions") arising out of or relating to the Transactions, this Agreement or the breach, termination or validity thereof, (ii) agrees not to commence any Action relating to the Transactions or this Agreement except in such courts and in accordance with the provisions of this Agreement, (iii) agrees that service of any process, summons, notice, or document by U.S. registered mail or as otherwise provided in this Agreement shall be effective service for any Action brought in any such court, (iv) waives any objection to the laying of venue of any Action arising out of this Agreement or the Transactions in the courts of the State of Maryland and of the United States of America, and (v) agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.

	Section 6.10 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when mailed, delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by such party by like notice):

if to any of the Gotham Parties, to:

		Gotham Partners Management Co. L.L.C.
		110 East 42nd Street, 18th Floor
		New York, NY  10017
		Telephone:  (212) 286-0300
		Fax:  (212) 286-1133
		Attn:	David Klafter

if to the Company, to:

		Landmark Land Company, Inc.
		2817 Crain Highway
		Upper Marlboro, MD  20774
		Attn:	William W. Vaughan, III
		Telephone:  (301) 574-3330
		Telecopy:  (301) 574-3301

	Section 6.11 Gotham Parties Representative. Each of the Gotham Parties hereby irrevocably appoints David Klafter as such party's attorney-in-fact and representative (the "Representative"), in such party's place and stead, to do any and all things and to execute any and all documents and give and receive any and all notices or instructions in connection with this Agreement and the transactions contemplated hereby. The Company shall be entitled to rely, as being binding on each member of the Gotham Parties, upon any action taken by the Representative or upon any document, notice, instruction or other writing given or executed by the Representative.

	Section 6.12 Press Release. Upon execution of this Agreement, the Company shall issue a press release substantially in the form attached hereto with such changes as may be mutually agreed to by the Company and the Representative (as such term is hereinafter defined). None of the parties hereto will make any public statements (including any statements in any filing with the Securities and Exchange Commission or any other governmental agency) that are inconsistent with, or are otherwise contrary to, the statements in the press release.

	Section 6.13 Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

		"Encumbrances" shall mean any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever.

		"Transactions" shall mean all the transactions provided for or contemplated by this Agreement.

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	IN WITNESS WEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

					LANDMARK LAND COMPANY, INC.


					By:	__________________________________
					Name:	__________________________________
					Title:__________________________________


					GOTHAM PARTNERS, L.P.
					GOTHAM PARTNERS III, L.P.
					By:	Section H Partners, L.P., their General
						Partner
					By:	Karenina Corp., its General Partner


					By:	__________________________________
						William. A. Ackman, President


					GOTHAM PARTNERS INTERNATIONAL, LTD.
					By:	Gotham International Advisors L.L.C., its
						Manager

					By:	__________________________________
						William. A. Ackman, Managing Member


					GOTHAM HOLDINGS II, L.L.C.
					GOTHAM HOLDINGS III, L.L.C.
					By:	Gotham Holdings Management, L.L.C.

					By:	__________________________________
						William. A. Ackman, Managing Member


					KARENINA PROPERTIES, L.L.C.
					By:	Section H Partners, L.P., its Managing
						Member
					By:	Karenina Corp., its General Partner

					By:	__________________________________
						William. A. Ackman, President